Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Flag Intermediate Holdings Corporation

	Years Ended December 31,
	2007		2008		2009		2010		2011
	(dollars in millions)
COMPUTATION OF EARNINGS
Income (loss) before taxes	$55.9		$152.7		(53.7)		23.1		93.0
Net interest expense	57.6		54.5		44.9		37.2		42.2
Interest portion of operating lease expense	6.7		6.4		6.3		4.9		5.4

Earnings	$120.2		$213.6		$(2.5)		$65.2		$140.6

COMPUTATION OF FIXED CHARGES
Net interest expense	$57.6		$54.5		$44.9		$37.2		$42.2
Capitalized interest	—		—		—		—		—
Interest portion of operating lease expense	6.7		6.4		6.3		4.9		5.4

Fixed Charges	$64.3		$60.9		$51.2		$42.1		$47.6

RATIO OF EARNINGS TO FIXED CHARGES	1.9	x	3.5	x	(0.0	)x	1.5	x	3.0	x

DEFICIENCY OF EARNINGS TO FIXED CHARGES	$—		$—		$53.7		$—		$—